SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 14, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS REPORTS FIRST QUARTER 2008 RESULTS

Hsinchu, Taiwan, May 14, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2008. All U.S. dollar figures in this release are based on the exchange rate of NT$30.37 against US$1.00 as of March 31, 2008.

Net revenue on a US GAAP basis for the first quarter of 2008 was NT$4,779.0 million or US$157.4 million, a decrease of 16.5% from NT$5,723.0 million or US$188.4 million for the same period in 2007 and a decrease of 21.7% from NT$6,101.6 million or US$200.9 million in the fourth quarter of 2007. Under US GAAP, the gross margin for the first quarter of 2008 was 9.1%, compared to 27.2% for the same period in 2007 and 24.6% for the fourth quarter of 2007.

Net income on a US GAAP basis for the first quarter of 2008 was NT$209.0 million or US$6.9 million, and NT$2.49 or US$0.08 per basic common share, compared to NT$1,231.8 million or US$40.6 million, and NT$14.70 or US$0.48 per basic common share, for the fourth quarter of 2007. Net income under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$129.6 million or US$4.3 million and amortization of discount on convertible notes of NT$86.7 million or US$2.9 million for the first quarter of 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$554.4 million or US$18.3 million and amortization of discount on convertible notes of NT$84.2 million or US$2.8 million for the fourth quarter of 2007. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the first quarter of 2008 was NT$166.1 million or US$5.5 million, and NT$1.98 or US$0.06 per basic common share, compared to non-GAAP adjusted net income of NT$761.6 million or US$25.1 million, and NT$9.09 or US$0.30 per basic common share in the fourth quarter of 2007.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2008 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “As expected, our revenue and gross margin in the first quarter of 2008 declined as compared to the first and fourth quarters of 2007. These declines were primarily the results of low DRAM capacity utilization rates and DRAM backend service price erosion. In addition, compared to the fourth quarter of 2007, the weak results in the first quarter of 2008 reflected a seasonal slowdown in driver IC demand and fewer working days in February that resulted from the Chinese New Year holidays. Revenues from our LCD driver IC and flash businesses also decreased in the first quarter of 2008 compared to the fourth quarter of 2007, primarily as a result of the seasonal slowdown in demand and fewer working days in February. Nonetheless, we are pleased to report that our revenue in the first quarter of 2008 was higher than our previous guidance. We will continue our efforts in reducing costs and enhancing profitability.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our CapEx in the first quarter of 2008 was US$36.1 million, which was down from US$39.8 million in the fourth quarter of 2007. The improved cash flow made our net debt to equity ratio significantly reduced from 73.5% in the fourth quarter of 2007 to 68.0% in the first quarter of 2008. Our net debt is calculated by subtracting cash and cash equivalents and financial assets at fair value through profit or loss from the sum of short-term bank loans, long-term debts and current portion of long-term debts. We intend to remain conservative with our capital expenditures going forward to generate more free cash flow from our operation, and we intend to use the cash savings to reduce our debt.”

Selected Operation Data

	1Q08		4Q07
Revenue by segment
Testing		51%		50%
Assembly		32%		34%
LCD Driver		17%		16%

Utilization by segment
Testing		72%		81%
Assembly		68%		86%
LCD Driver		61%		69%
Overall		69%		81%

CapEx	US$	36.1 million	US$	39.8 million
Testing		44%		52%
Assembly		24%		42%
LCD Driver		32%		6%

Depreciation and amortization expenses (US GAAP)	US$	59.4 million	US$	59.4 million

Second Quarter 2008 Outlook

Mr. Cheng continued, “The overall DRAM market visibility in following quarters remains limited. However, as we currently expect introduction of new 1Gbit DDR II by our customers in May or June 2008, we currently believe the backend demand, especially for testing, may increase gradually in the second half of 2008 accordingly. In addition, based on customer forecast, we also believe that our LCD driver business may improve slightly in the second quarter of 2008 over the first quarter of 2008 due to an expected increase panel demand. However, we remain cautious about the LCD market in 2008. Flash revenue contributed approximately 31.7% of our total revenue in the first quarter of 2008, and we currently expect flash revenue to maintain approximately the same weight in the second quarter of 2008 based on our continued business relationships with our Taiwan and US customers. In the current down cycle, we plan on continuing our disciplined capital expenditures and focus primarily on equipment upgrade and capacity maintenance rather than capacity expansion.”

Considering the overall market situation among our product segments, we currently expect that Q2 revenue will be in the range of approximately US$157 million to US$162 million, which is around flat to 3% of growth as compared to Q1. The Company currently expects US GAAP gross margin on a consolidated basis for the second quarter of 2008 to be in the range of approximately 8% to 11%, primarily due to lower capacity utilization. While we expect the market to be difficult in the second quarter of 2008, ChipMOS expects to have sufficient cash flow, and will continue its efforts on its cost savings to maintain profitability.

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2008 results on Wednesday, May 14, 2008 at 7:00PM ET (7:00AM, May 15, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 282227.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended Mar. 31, 2008, 2007 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
	USD	USD	USD	USD	USD	USD
Net Revenue	157.4	200.9	188.4	157.4	200.9	188.4
Cost of Revenue	142.5	150.5	137.1	143.0	151.6	137.2

Gross Profit	14.9	50.4	51.3	14.4	49.3	51.2

Operating Expenses
Research and Development	3.5	2.8	2.4	3.5	2.8	2.4
Sales and Marketing	0.4	0.8	0.9	0.4	0.8	0.9
General and Administrative	7.4	9.0	8.8	7.5	14.8	14.3

Total Operating Expenses	11.3	12.6	12.1	11.4	18.4	17.6

Income from Operations	3.6	37.8	39.2	3.0	30.9	33.6

Non-Operating Income (Expenses), Net	(9.5)	(7.6)	(5.8)	3.7	11.0	(8.3)

Income (Loss) before Income Tax and Minority Interests	(5.9)	30.2	33.4	6.7	41.9	25.3
Income Tax Benefit (Expense)	(0.1)	0.7	(4.3)	0.0	(0.4)	(4.2)

Income (Loss) before Minority Interests	(6.0)	30.9	29.1	6.7	41.5	21.1
Minority Interests	0.1	(1.5)	(13.8)	0.2	(0.9)	(12.4)

Net Income (Loss)	(5.9)	29.4	15.3	6.9	40.6	8.7

Earnings (Loss) Per Share -Basic	(0.07)	0.35	0.22	0.08	0.48	0.12

Shares Outstanding (in thousands)-Basic	83,845	83,821	71,107	83,845	83,821	71,107

Net Income (Loss) -Diluted	(10.1)	33.6	17.0	(4.5)	26.1	8.7

Earnings (Loss) Per Share -Diluted	(0.11)	0.30	0.20	(0.04)	0.24	0.12

Shares Outstanding (in thousands)-Diluted	94,036	111,045	85,085	109,287	111,045	73,779

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$30.37 against US$1.00 as of Mar. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended Mar. 31, 2008, 2007 and Dec. 31, 2007

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,779.0	6,101.6	5,723.0	4,779.0	6,101.6	5,723.0
Cost of Revenue	4,328.2	4,569.0	4,163.6	4,342.5	4,603.0	4,168.2

Gross Profit	450.8	1,532.6	1,559.4	436.5	1,498.6	1,554.8

Operating Expenses
Research and Development	104.8	85.3	74.4	104.8	85.3	74.4
Sales and Marketing	11.6	24.2	26.1	11.6	24.2	26.1
General and Administrative	224.3	273.9	266.5	230.8	451.6	433.2

Total Operating Expenses	340.7	383.4	367.0	347.2	561.1	533.7

Income from Operations	110.1	1,149.2	1,192.4	89.3	937.5	1,021.1

Non-Operating Income (Expenses), Net	(288.3)	(231.8)	(176.8)	113.4	333.6	(250.7)

Income (Loss) before Income Tax and Minority Interests	(178.2)	917.4	1,015.6	202.7	1,271.1	770.4
Income Tax Benefit (Expense)	(3.4)	21.1	(130.7)	0.4	(10.9)	(128.3)

Income (Loss) before Minority Interests	(181.6)	938.5	884.9	203.1	1,260.2	642.1
Minority Interests	3.6	(45.8)	(419.8)	5.9	(28.4)	(376.4)

Net Income (Loss)	(178.0)	892.7	465.1	209.0	1,231.8	265.7

Earnings (Loss) Per Share -Basic	(2.12)	10.65	6.54	2.49	14.70	3.74

Shares Outstanding (in thousands)-Basic	83,845	83,821	71,107	83,845	83,821	71,107

Net Income (Loss)- Diluted	(307.9)	1,019.4	515.4	(135.2)	792.6	265.7

Earnings (Loss) Per Share -Diluted	(3.27)	9.18	6.06	(1.24)	7.14	3.60

Shares Outstanding (in thousands)-Diluted	94,036	111,045	85,085	109,287	111,045	73,779

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME TO NON-GAAP NET INCOME (UNAUDITED)

For the Three Months Ended Mar. 31, 2008, 2007 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Mar. 31, 2008 on a US GAAP basis, the Company uses a non-GAAP measure of net income, which is US GAAP net income adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income and non-GAAP net income per share to evaluate the performance of our core businesses, to estimate future core performance and to compensate employees. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
US GAAP Net Income (Basic)	6.9	40.6	8.7
Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(4.3)	(18.3)	0.4
Amortization of discount on convertible notes(3)	2.9	2.8	3.0

Total Special Items	(1.4)	(15.5)	3.4

Non-GAAP Adjusted Net Income (Basic)	5.5	25.1	12.1

US-GAAP Net Income Per Share (Basic)	0.08	0.48	0.12

Adjustment for special items	(0.02)	(0.18)	0.05

Non-GAAP Net Income Per Share (Basic)	0.06	0.30	0.17

US-GAAP Net Income (Loss) Per Share (Diluted)	(0.04)	0.24	0.12

Adjustment for special items	—	—	0.05

Non-GAAP Net Income (Loss) Per Share (Diluted)(4)	(0.04)	0.24	0.17

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.37 against US$1.00 as of Mar. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	Non-GAAP diluted net loss per share for the first quarter of 2008 is US$0.04, and Non-GAAP diluted net income per share for the fourth quarter of 2007 is US$0.24, same as those under US GAAP since US GAAP adjusted diluted net income (loss) has excluded the two non-cash special items for non-GAAP reconciliation.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Mar. 31, 2008, 2007 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
Net Revenue	157.4	200.9	188.4
Cost of Revenue	143.0	151.6	137.2

Gross Profit	14.4	49.3	51.2

Operating Expenses
Research and Development	3.5	2.8	2.4
Sales and Marketing	0.4	0.8	0.9
General and Administrative	7.5	14.8	14.3

Total Operating Expenses	11.4	18.4	17.6

Income from Operations	3.0	30.9	33.6

Non-Operating Income (Expenses), Net(2)	2.3	(4.5)	(4.9)

Income before Income Tax and Minority Interests(2)	5.3	26.4	28.7
Income Tax Benefit (Expense)	0.0	(0.4)	(4.2)

Income before Minority Interests(2)	5.3	26.0	24.5
Minority Interests	0.2	(0.9)	(12.4)

Net Income(2)	5.5	25.1	12.1

Earnings Per Share -Basic(2)	0.06	0.30	0.17

Shares Outstanding (in thousands)-Basic	83,845	83,821	71,107

Earnings (Loss) Per Share -Diluted(2)	(0.04)	0.24	0.17

Shares Outstanding (in thousands)-Diluted	109,287	111,045	73,779

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.37 against US$1.00 as of Mar. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$129.6 million, or US$4.3 million, and amortization of discount on convertible notes of NT$86.7 million, or US$2.9 million, for the three months ended Mar. 31, 2008 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$554.4 million or US$18.3 million and amortization of discount on convertible notes of NT$84.2 million or US$2.8 million for the three months ended Dec. 31, 2007, and non-cash charges for changes in the fair value of the embedded derivative liabilities of NT$11.8 million or US$0.4 million and amortization of discount on convertible notes of NT$91.1 million or US$3.0 million for the three months ended Mar. 31, 2007 Please see “Reconciliation of US GAAP Net Income to Non-GAAP Net Income (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Mar. 31, 2008 and Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP		US GAAP
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	118.3	169.0	118.3	169.0
Financial Assets at Fair Value Through Profit or Loss	43.2	18.3	43.2	18.3
Accounts and Notes Receivable	134.7	175.3	134.7	175.3
Inventories	32.5	34.4	32.6	34.4
Other Current Assets	51.5	18.1	51.5	18.0

Total Current Assets	380.2	415.1	380.3	415.0

Long-term Investments	11.8	11.8	11.8	11.8
Property, Plant & Equipment-Net	956.5	988.5	950.6	983.3
Intangible Assets	5.8	5.9	5.8	5.9
Other Assets	58.7	70.8	62.2	74.5

Total Assets	1,413.0	1,492.1	1,410.7	1,490.5

LIABILITIES
Current Liabilities
Short-Term Bank Loans	10.9	41.1	10.9	41.1
Current Portion of Long-Term Debts	225.5	223.8	214.0	224.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	33.7	47.1	33.7	47.1
Other Current Liabilities	49.2	62.5	63.5	76.8

Total Current Liabilities	319.3	374.5	322.1	389.8
Long-Term Liabilities
Long-Term Debts	358.3	372.9	352.7	368.1
Other Liabilities	17.4	12.2	24.8	19.7

Total Liabilities	695.0	759.6	699.6	777.6

SHAREHOLDERS’ EQUITY
Capital Stock	0.9	0.9	0.9	0.9
Deferred Compensation	(1.8)	(2.3)	(3.0)	(4.1)
Capital Surplus	410.6	410.8	399.2	400.0
Retained Earnings	200.5	207.1	215.2	209.1
Cumulated Translation Adjustments	6.6	9.1	6.6	9.1
Unrecognized Pension Cost	—	—	(6.8)	(6.8)
Minority Interests	101.2	106.9	99.0	104.7

Total Equity	718.0	732.5	711.1	712.9

Total Liabilities & Shareholders’ Equity	1,413.0	1,492.1	1,410.7	1,490.5

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$30.37 against US$1.00 as of Mar. 31, 2008. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Mar. 31, 2008 and Dec. 31, 2007

Figures in Million of NT dollars (NTD)

	ROC GAAP		US GAAP
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2008	Dec. 31, 2007
	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	3,592.8	5,133.6	3,592.8	5,133.6
Financial Assets at Fair Value Through Profit or Loss	1,312.4	555.6	1,312.4	555.6
Accounts and Notes Receivable	4,091.8	5,322.7	4,091.8	5,322.7
Inventories	988.4	1,043.6	989.1	1,044.3
Other Current Assets	1,565.4	549.7	1,563.5	547.2

Total Current Assets	11,550.8	12,605.2	11,549.6	12,603.4

Long-term Investments	358.0	358.0	358.0	358.0
Property, Plant & Equipment-Net	29,047.8	30,020.4	28,870.7	29,861.6
Intangible Assets	175.2	180.4	175.2	180.4
Other Assets	1,782.3	2,152.1	1,888.8	2,262.6

Total Assets	42,914.1	45,316.1	42,842.3	45,266.0

LIABILITIES
Current Liabilities
Short-Term Bank Loans	332.5	1,249.2	332.5	1,249.2
Current Portion of Long-Term Debts	6,849.4	6,797.1	6,499.4	6,828.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,024.0	1,430.2	1,024.0	1,430.2
Other Current Liabilities	1,494.5	1,897.7	1,928.8	2,331.9

Total Current Liabilities	9,700.4	11,374.2	9,784.7	11,839.3
Long-Term Liabilities
Long-Term Debts	10,880.3	11,323.7	10,709.7	11,179.3
Other Liabilities	527.5	370.1	752.3	596.5

Total Liabilities	21,108.2	23,068.0	21,246.7	23,615.1

SHAREHOLDERS’ EQUITY
Capital Stock	27.5	27.5	27.5	27.5
Deferred Compensation	(55.3)	(69.4)	(90.9)	(125.0)
Capital Surplus	12,471.1	12,475.9	12,124.6	12,147.3
Retained Earnings	6,088.1	6,291.0	6,535.0	6,350.8
Cumulated Translation Adjustments	199.7	277.5	199.7	277.5
Unrecognized Pension Cost	—	—	(205.8)	(205.8)
Minority Interests	3,074.8	3,245.6	3,005.5	3,178.6

Total Equity	21,805.9	22,248.1	21,595.6	21,650.9

Total Liabilities & Shareholders’ Equity	42,914.1	45,316.1	42,842.3	45,266.0